 Exhibit 99.1

SNDL and Nova Cannabis Announce Transformational Strategic Partnership Creating a Sustainable Canadian Cannabis Retail Platform

CALGARY, AB, Dec. 20, 2022 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company") and Nova Cannabis Inc. (TSX: NOVC) ("Nova") are pleased to announce that they have entered into an agreement (the "Agreement" to implement a strategic partnership (the "Transaction") creating a well-capitalized cannabis retail platform in Canada under a vertical integration model with SNDL's upstream capabilities.

All financial information in this press release is reported in Canadian dollars unless otherwise indicated.

This news release constitutes a "designated news release" for the purposes of Nova's prospectus supplement dated July 22, 2022, to its short form base shelf prospectus dated June 27, 2022.

Transaction Summary

Pursuant to the Transaction, Nova will receive from SNDL:

  Retail contribution: SNDL will vend into Nova's cannabis retail business its existing 26 cannabis retail stores under the Spiritleaf and Superette banners located in Ontario and Alberta. Nova will also have a right of first refusal on SNDL's Canadian cannabis retail pipeline.
  Corporate services: The existing management and administrative services agreement between SNDL's subsidiary, Alcanna Inc., and Nova is being amended and restated to refresh and maintain the arrangement with SNDL. For the first three years following this amendment and restatement, no fee shall be payable by Nova under the management and administrative services agreement. Following the three-year fee holiday, Nova will benefit from a low-cost annual fee of $2 million thereafter, which is materially lower than the cost of building and operating the infrastructure were Nova required to manage those services in-house.
  Debt restructuring: A $15 million revolving credit facility is to be eliminated by SNDL, which is expected to be fully drawn at the time of the closing of the Transaction. This will immediately provide Nova with additional liquidity of approximately $5.5 million from drawing the undrawn amount ahead of closing. Further, SNDL will advance a new credit facility of $15 million at a rate of Canadian prime plus 2.75% with a $10 million "accordion" feature to become available under certain conditions.
  Return of equity: Approximately 14.3 million common shares of Nova ("Nova Shares") held by SNDL's holdings will be returned to Nova's treasury for cancellation. The parties allocated a value of $7.5 million to the cancellation of Nova Shares with the number of shares calculated based on a price of $0.526, which was the 20-day volume weighted average price of the Nova Shares on the Toronto Stock Exchange ("TSX") ending December 16, 2022, and represents an approximate 19% discount to the close of December 19, 2022.
  Increased Liquidity: SNDL plans to reduce its equity ownership in Nova to below 20% through a capital distribution of Nova Shares owned by SNDL to SNDL shareholders. This will enable Nova to scale its operations with direct ownership of cannabis retail stores in Ontario and British Columbia.

As consideration, SNDL will receive:

  Strategic partnership: The intellectual property rights to Nova's fast-growing and disruptive Value Buds banner of 88 stores and the license to grant Nova to operate the Value Buds, Spiritleaf and Superette banners.

In addition:

  License Agreement: Nova and SNDL will enter into an agreement pursuant to which Nova will utilize SNDL's brands' intellectual property and other intangible property in exchange for a license fee at a rate of 5.0% to 15.0% of gross profits on each store commencing one year after the Transaction. Upon closing of the Transaction, the license fee will be calculated based on gross profits from the 114 existing locations of the pro forma Nova platform.

Key Transaction Highlights

  Creates sustainable regulated retail network in Canada: The Agreement provides a low-cost operating platform for Nova, driven by SNDL's scale across cannabis and alcohol. Nova will benefit from SG&A savings in the first three years of the strategic partnership through the shared services with SNDL, and will continue to benefit thereafter through an SNDL subsidized low-cost operating structure allowing Nova to enhance its discount and market share capture strategies.
  Accretive return of equity and bolstered trading liquidity: A 25% reduction in Nova share count supports a strong re-rate opportunity concurrent with anticipated trading liquidity improvement from SNDL's share capital distribution.
  Balance sheet strength to fund growth: Nova's financial position will be significantly strengthened on a non-dilutive basis through the elimination of debt and immediate injection of additional liquidity.
  Bolstering vertical integration: A strategic partnership strengthens SNDL's command of the fastest-growing retail shelf space in Canada while de-risking store-level profitability on SNDL's financials.
  Immediate free cash flow stream: SNDL will monetize its cannabis retail investments into stable free cash flow from license fees on the platform consisting of 114 stores and a pipeline of future locations. Furthermore, license fees have the potential to grow alongside Nova's gross margins as the portfolio matures.
  Pure-play retail exposure for SNDL shareholders: A share capital distribution of Nova Shares provides SNDL shareholders the optionality of equity exposure to a well-capitalized Canadian retail platform.
  Compliant retail structure for future scale: With SNDL's targeted ownership of Nova to below 20%, Nova can fully leverage SNDL's extensive retail M&A pipeline with opportunities for direct ownership of retail outlets in Ontario and British Columbia.

"With this strategic partnership, Nova will be well positioned to thrive and focus on growth and profitability in the coming years through this world-class cannabis retail platform," said Zach George, Chief Executive Officer of SNDL. "SNDL will continue to support and sponsor Nova in a compliant manner while leveraging our capital base and retail M&A pipeline to improve Nova's trading liquidity and future growth."

"The Transaction provides Nova with a unique opportunity to further transform the cannabis retail market in Canada and enhance its business in a material way to the benefit of all our shareholders," said Anne Fitzgerald, lead independent director of Nova. "A special committee of independent directors of Nova has completed an extensive due diligence process including the advice of independent financial advisors and has concluded that the Transaction is fair from a financial point of view to Nova shareholders. The support of SNDL, both operationally and financially, allows Nova to remain laser-focused on growth and profitability."

Transaction Details

The implementation of the Transaction is subject to the satisfaction of a number of conditions, including, among other things, the approval of the Toronto Stock Exchange, and minority shareholder approval of the Transaction in accordance with Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions ("MI 61-101"), as more particularly described below, and the receipt of applicable regulatory approvals, including those of the applicable provincial cannabis regulators. The Agreement provides for, among other things, customary support and non-solicitation covenants from Nova, including customary "fiduciary out" provisions that allow Nova to accept a superior proposal in certain circumstances and a five-business day "right to match period" in favour of SNDL. The Transaction is expected to be completed in May 2023.

All directors and executive officers of Nova have entered into voting support agreements with SNDL pursuant to which, among other things, the parties have agreed to vote their Nova Shares (if any) in favour of the Transaction.

Related Party Transaction

SNDL is considered a "related party" of Nova, and the Transaction constitutes a "related party transaction", as such terms are defined in MI 61-101. Nova is relying on an exemption from the formal valuation requirements of MI 61-101 in compliance with the financial hardship exemption.

Pursuant to MI 61-101, the Transaction is subject to the approval of a majority of the votes cast by the holders of Nova Shares represented in person or by proxy at a duly constituted meeting of the shareholders of Nova, excluding the votes attaching to the Nova Shares held by SNDL and its associates and affiliates (the "Minority Shareholder Approval"). Nova intends to obtain the Minority Shareholder Approval at an annual and special meeting of the Nova shareholders expected to be convened in May 2023 (the "Meeting"). Further particulars of the Transaction will be specified in the management information circular that will be sent to Nova shareholders in advance of the Meeting, and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) under Nova's profile at www.sedar.com.

Nova Board Approval

Nova's board of directors has unanimously approved the Transaction after receiving the unanimous recommendation of a special committee of Nova's independent directors (the "Special Committee"). Nova's board of directors has unanimously resolved to recommend that the shareholders of Nova vote in favour of the Transaction.

Eight Capital has provided a fairness opinion to the Special Committee of Nova that, subject to the assumptions, limitations and qualifications set out in such fairness opinion, the consideration to be received by Nova pursuant to the Transaction is fair from a financial point of view to Nova.

Advisors

ATB Capital Markets Inc. is acting as financial advisor to SNDL. McCarthy Tétrault LLP is acting as legal counsel to SNDL.

Eight Capital is acting as financial advisor to the Special Committee. Bennett Jones LLP is acting as legal counsel to Nova and Stikeman Elliott LLP is acting as legal counsel to the Special Committee.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on Nasdaq under the symbol "SNDL."

SNDL is the largest private sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is a licensed cannabis producer that uses state-of-the-art indoor facilities to supply wholesale and retail customers under a cannabis brand portfolio that includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects, Value Buds and Grasslands. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

 For more information on SNDL, please go to www.sndl.com.

ABOUT NOVA CANNABIS INC.

Nova Cannabis Inc. (TSX: NOVC) is one of Canada's largest and fastest-growing cannabis retailers with a goal of disrupting the cannabis retail market by offering a wide range of high-quality cannabis products at every-day best value prices. The Company currently owns and/or operates 88 locations across Alberta, Ontario, and Saskatchewan, primarily under its "Value Buds" banner. Additional information about Nova Cannabis Inc. is available at www.sedar.com and the Company's website at www.novacannabis.ca.

Forward-Looking Information

This news release contains statements and information that, to the extent that they are not historical fact, may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable securities legislation ("forward-looking information"). Forward-looking information is typically, but not always, identified by the use of words such as "will", "expected", "projected", "to be" and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this news release includes, but is not limited to, statements regarding: the anticipated timing and date of the Meeting; the anticipated timing and the completion of the Transaction; the anticipated benefits, synergies and cost-savings of the Transaction.

Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to: the Transaction being completed on the terms and timeline currently anticipated or at all; all necessary shareholder and regulatory approvals being obtained on the timelines and in the manner currently anticipated or at all; and the receipt by Nova and SNDL of necessary retail cannabis licences, approvals and authorizations (as applicable) from regulatory authorities, and the timing thereof.

Although SNDL and Nova believe that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because neither SNDL nor Nova can give no assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits Nova and/or SNDL will derive therefrom. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, but not limited to: the risk that the Transaction is not completed as anticipated or at all, including the timing thereof, and if completed, that the benefits thereof will not be as anticipated; the risk that necessary shareholder or regulatory approvals are not obtained as anticipated or at all, and the timing thereof; the risk that the conditions to closing of the Transaction are not satisfied or waived; risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments, including developments that may impact the closing of the Transaction as anticipated or at all; conditions in the liquor and cannabis industries; the risk that Nova or SNDL does not receive any necessary retail cannabis approvals and/or authorizations or that they are not able to open additional retail cannabis stores, directly or indirectly, as anticipated or at all; the ability of management to execute its business strategy, objectives and plans; the availability of capital to fund the build-out and opening of additional retail cannabis stores; and the impact of general economic conditions and the COVID-19 pandemic in Canada.

Additional information regarding risks and uncertainties relating to Nova's business are contained under the heading "Risk Factors" in Nova's management's discussion and analysis for the year ended December 31, 2021 dated March 18, 2022. Additional information regarding risks and uncertainties relating to SNDL's business are contained under "Item 3D Risk Factors" in SNDL's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 28, 2022. The forward-looking information included in this news release is made as of the date of this news release. SNDL and Nova do not undertake any obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise, except as required by applicable law.

Nova Cannabis Logo (CNW Group/Sundial Growers Inc.)

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com; Marcie Kiziak, Chief Executive Officer, Nova Cannabis Inc., investor@novacannabis.ca

CO: Sundial Growers Inc.

CNW 22:15e 20-DEC-22